

June 3, 2014

<u>VIA E-mail</u>
Adam Gridley
Chief Executive Officer
Histogenics Corporation
830 Winter Street, 3rd Floor
Waltham, Massachusetts 02451

> **Re: Histogenics Corporation**
> **Amendment No. 3 to Confidential Draft Registration Statement on Form S-1**
> **Submitted May 16, 2014**
> **CIK No. 0001372299**

Dear Mr. Gridley:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Phase 3 Clinical Trial, page 8</u>

1.   We note your response to prior comment 8. Please clarify, if true, that the endpoint was deemed appropriate by the FDA

<u>Purpose Co., Ltd, page 93</u>

2.   We note your response to prior comment 10; however, it remains unclear how the transfer of shares will occur prior to effectiveness. Please expand your disclosure to explain in detail how you determined that "sufficient" shares are held in escrow and tell us how you have ensured that the "necessary number of shares of common stock can be quickly and easily transferred." Also, please address what will happen if the offering size

changes after effectiveness and clarify whether the offering of shares by selling shareholders, if any, could change the number of shares transferred.

Principal Stockholders, page 134

3. Also, with regard to prior comment 10, please tell us the basis for your belief that disclosure of the identity of the transferors and their percentage of consideration need only be disclosed for affiliates or beneficial owners of more than 5% of the registrant's shares.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Andri Boerman at 202-551-3645 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: via E-mail Marc F. Dupré, Esq.
Richard C. Blake Esq.